EXHIBIT 99.1

S&W Seed Company Secures $7.5 Million Credit Line with Wells Fargo

For Immediate Release

Contact:	Robert Blum, Joe Dorame, Joe Diaz	Matt Szot
	Lytham Partners, LLC	Chief Financial Officer
	602-889-9700	S&W Seed Company
	sanw@lythampartners.com	559-884-2535
	www.lythampartners.com	www.swseedco.com

FIVE POINTS, California – March 13, 2012 – S&W Seed Company (Nasdaq: SANW) today announced that, effective April 1, 2012, it has agreed with Wells Fargo to increase S&W's revolving line of credit from $5 million to $7.5 million and extended the maturity date by two years, until April 1, 2014. The new line of credit will bear interest at one month LIBOR plus 2%, a rate that presently equals 2.24% per annum. The company has yet to draw any funds on either the prior or newly extended line of credit.

Matthew K. Szot, chief financial officer of S&W Seed Company commented, "We appreciate the commitment and support that Wells Fargo has shown in making capital available to fuel the growth of our business. As previously announced, we are increasing the acreage dedicated to seed alfalfa production by nearly 100% for the coming fall 2012 harvest. Increasing the size of our bank line by 50% and extending it by two years, will give us greater flexibility to seize opportunities that we expect to emerge in the future as we execute on our business plan."

For more detailed information on the terms and conditions of the new credit line, please refer to the Company's Current Report on Form 8-K, which will be filed with the Securities and Exchange Commission on or before Friday March 16, 2012.

About S&W Seed Company

Founded in 1980 and headquartered in the Central Valley of California, S&W Seed Company is a leading producer of warm climate, high yield alfalfa seed varieties, including varieties that can thrive in poor, saline soils, as verified over decades of university-sponsored trials. S&W Seed also offers seed cleaning and processing at its 40-acre facility in Five Points, California and, in 2011, began the commercial launch of its California-based stevia business in response to the growing global demand for the all-natural, zero calorie sweetener from the food and beverage industry. For more information, please visit www.swseedco.com.

Safe Harbor Statement

This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "may," "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually" or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors and other risks identified in the Company's 10-K for the fiscal year ended June 30, 2011, and other filings made by the Company with the Securities and Exchange Commission.